VF 10-8-02

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UNITE
SECURITIES AND E
Washingto

02053220

SECURITIES AND EXCHANGE COMMISSION

SEP 0 4 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 032279

DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alpha Business Control Systems

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
384 Colusa Cirlce, Suite 7
(No. and Street)

Kensington	California	94707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Hawks (510) 527-1750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge, CA		91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 10-8-02

OATH OR AFFIRMATION

I, Donald Hawks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Business Control Systems, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ALAMEDA
Subscribed and sworn (or affirmed) to before me this 23 day of August, 2002

Robert R. Forbes
Notary Public

Signature

PRESIDENT
Title

ROBERT R. FORBES
COMM. # 1352406
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Exp. Apr. 20, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpha Business Control Systems

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Alpha Business Control Systems

I have audited the accompanying statement of financial condition of Alpha Business Control Systems as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Business Control Systems as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
August 11, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Alpha Business Control Systems
Statement of Financial Condition
June 30, 2002

Assets

Cash	$ 141,735
Accounts receivable	4,801
Equipment, net of accumulated depreciation of $12,251	1,920
Officer receivable	422
Total assets	$ 148,878

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 38,543
Income taxes payable	4,542
Total liabilities	43,085
Stockholder's equity	
Common stock, $100 par value; 500 shares authorized; 60 issued and outstanding	6,000
Retained earnings	99,793
Total stockholder's equity	105,793
Total liabilities & stockholder's equity	$ 148,878

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Income
For the Year Ended June 30, 2002

Revenues	
Mutual fund income	$ 35,922
Other income	43,625
Total revenue	79,547
Expenses	
Compensation and benefits	32,161
Communications	2,464
Occupancy and equipment rental	2,087
Taxes, other than income	2,954
Other expenses	18,850
Total expenses	58,516
Income before income tax provision	21,031
Income tax provision	
Income tax provision	4,542
Total income tax provision	4,542
Net income	$ 16,489

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2001	$ 6,000	$ 83,304	$ 89,304
Net income	-	16,489	16,489
Balance, at June 30, 2002	$ 6,000	$ 99,793	$ 105,793

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systr
Statement of Changes in Cash
For the Year Ended June 30

Cash flow from operating activities		
Net income		$ 16,489
Adjustments to reconcile net income to net cash provi by operating activities:		
Depreciation	$ 1,920	
(Increase) decrease in:		
Accounts receivable	(1,565)	
(Decrease) increase in:		
Accounts payable	23,507	
Income taxes payable	(6,058)	
Total adjustments		17,804
Net cash provided by operating activities		34,293
Cash flows from investing activities		
Cash flows from financing activities		
Loans made to related party	(246)	
Net cash used in financing activities		(246)
Net increase in cash		34,047
Cash at the beginning of the year		107,688
Cash at the end of the year		$ 141,735

Supplemental disclosure of cash flow information
Cash paid during the period ended June 30, 2002

Income taxes	$ 10,942
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alpha Business Control Systems (the "Company") was founded in 1984. As a broker/dealer in the securities industry the Company sells securities on a "mutual funds only" basis and does non-securities related business to a very limited number of customers in Northern California. The Company is a member of the National Association of Securities Dealers Regulation (NASDR), Securities Investors Protection Corporation (SIPC) and is licensed to sell life and disability insurance by the State of California.

The Company earned 55% of its total revenue from non-securities based other income. Of this 89% was earned from one consulting client. Life insurance, disability insurance and interest income comprised the remainder of the other income.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Generally accepted accounting principles in the United States, requires transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. The Company depreciates its property and equipment using the straight line method of depreciation over the property and equipment's useful lives.

Rent expense for the year ended June 30, 2002 was $2,087. Rent is paid on a month to month basis.

Alpha Business Control Systems
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 2: EQUIPMENT, NET

Equipment is recorded at cost.

		Useful life
Equipment	$ 14,171	3-7 years
Less: accumulated depreciation	(12,251)	
Net	$ 1,920	

Depreciation expense for the year ended June 30, 2002 was $1,920.

Note 3: OFFICER RECEIVABLE

Officer receivable consist of a payroll tax expense of $360 that the officer needs to reimburse the Company and $62 for personal use of a vehicle the Company is leasing. For net capital purpose this is a non allowable asset.

Note 4: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of the following:

Accounts payable	$ 3,772
Payroll taxes payable	4,847
Salaries and bonuses payable	27,000
Pension plan payable	2,924
	$ 38,543

Note 5: OTHER INCOME

Other income is non-securities based from the following sources:

Business consulting	$ 41,350
Interest	2,275
	$ 43,625

Alpha Business Control Systems
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 6: INCOME TAXES

For the year ended June 30, 2002, the Company recorded the following tax provision.

Current Federal Taxes	$ 2,615
Current State Taxes	1,927
Total income tax provision	$ 4,542

Note 7: COMMITMENTS AND CONTINGENCIES

The Company maintains cash balances at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2002, the Company's uninsured cash balances totaled $41,735.

Note 8: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on June 30, 2002, the Company's net capital of $98,650 exceeded the minimum net capital requirement by $93,650; and the Company's ratio of aggregate indebtedness ($43,085) to net capital was .44 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Alpha Business Control Systems
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 6,000	
Retained earnings	99,793	
Total stockholder's equity		$ 105,793
Less:		
Non allowable assets:		
Accounts receivable greater than 30 days	(4,801)	
Equipment, net	(1,920)	
Other assets	(422)	
Net adjustments to capital		(7,143)
Net Capital		98,650
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,872	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 93,650
Percentage of aggregate indebtedness to net capital	0.44:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2002.

See independent auditor's report.

Alpha Business Control Systems
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
For the year ended June 30, 2002

A computation of reserve requirement is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Alpha Business Control Systems
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended June 30, 2002

Information relating to possession or control requirements is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Alpha Business Control Systems

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Alpha Business Control Systems

In planning and performing my audit of the financial statements of Alpha Business Control Systems for the year ended June 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Alpha Business Control Systems including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
August 11, 2002